(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ING Strategic Allocation Portfolios, Inc.

We consent to the use of our report dated February 26, 2014, incorporated herein by reference for Voya Strategic Allocation Conservative Portfolio, Voya Strategic Allocation Growth Portfolio, and Voya Strategic Allocation Moderate Portfolio (formerly, for ING Strategic Allocation Conservative Portfolio, ING Strategic Allocation Growth Portfolio, and ING Strategic Allocation Moderate Portfolio, respectively), each a series of Voya Strategic Allocation Portfolios, Inc. (formerly, ING Strategic Allocation Portfolios, Inc.), and to the references to our firm under the headings “Financial Highlights” in the Prospectus, and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Boston, Massachusetts

April 28, 2014